Exhibit 99.1

Chief Financial Officer
BHP Billiton Limited 600 Bourke Street Melbourne Victoria 3000 Australia GPO Box 86A Melbourne Victoria 3001 Australia Tel +61 3 9609 2983 Fax +61 3 9609 361 bhpbilliton.com

23.12.2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs,

Re: BHP Billiton Limited

BHP Billiton Limited (the “Company”) has received a letter of representation from Arthur Andersen dated March 22, 2002 stating that the audit of the Company’s financial statements for the year ended June 30, 2001 included in the annual report on Form 20-F of the Company was subject to Arthur Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there were appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Yours sincerely,

/S/    CHRIS LYNCH

Chris Lynch

A member of the BHP Billiton group which is headquartered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Australia ABN 49 004 028 077 Registered in Australia